Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

WESTERN DIGITAL CORPORATION,

LODI VENTURES, INC.

and

STEC, INC.

Dated as of June 23, 2013

i

TABLE OF CONTENTS

(Continued)

ii

TABLE OF CONTENTS

(Continued)

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 23, 2013, by and among Western Digital Corporation, a Delaware corporation (“Parent”), Lodi Ventures, Inc., a California corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”) and sTec, Inc., a California corporation (the “Company”).

RECITALS

WHEREAS, the board of directors of each of Parent, Merger Sub and the Company has each determined that an acquisition of the Company by Parent is in the best interests of their respective companies and holders of capital stock and, accordingly, have each agreed to consummate the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement: (i) all executive officers and directors of the Company are entering into Voting Agreements in the form attached as Exhibit A hereto (the “Voting Agreements”) pursuant to which those stockholders, among other things, will agree to vote all securities in the Company beneficially owned by them in favor of the approval and adoption of this Agreement and the Merger, (ii) certain stockholders of the Company set forth on Schedule A are entering into Non-Competition Agreements in a form satisfactory to Parent, (iii) a certain stockholder of the Company set forth on Schedule B is entering into a Release and Covenant Not to Sue in a form satisfactory to Parent, (iv) key employees of the Company set forth on Schedule C are executing technical services or consulting services agreements, in a form satisfactory to Parent and (v) the landlord under the leases set forth on Schedule D shall have executed and delivered consents to this Agreement and the Merger in a form satisfactory to Parent; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, each of Parent, Merger Sub and the Company hereby agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

(a) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (i) a merger,

reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (ii) the acquisition in any manner, directly or indirectly, of over 25% of the equity securities or total consolidated assets of the Company and its Subsidiaries, in each case other than the Merger.

(b) “Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Entity.

(c) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(d) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Orange County, California are authorized or required by applicable Law to be closed.

(f) “California Corporation Law” means the General Corporation Law of the State of California, as amended.

(g) “California Secretary of State” means the Secretary of State of the State of California.

(h) “Code” means the Internal Revenue Code of 1986, as amended.

(i) “Company IP” means all Intellectual Property Right that is owned by the Company or any of its Subsidiaries.

(j) “Company Material Adverse Effect” means any event, change, occurrence or effect (each, an “Event”) that would have (i) a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole or (ii) a material adverse effect on the ability of the Company to timely consummate the transactions contemplated by this Agreement; provided, however, that with respect to subclause (i), none of the following Events shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse

Effect: (1) changes in general economic, financial market, business or geopolitical conditions, including any changes in interest or exchange rates, (2) general changes or developments in any of the industries in which the Company or its Subsidiaries operate, (3) natural disasters or other Acts of God, (4) any actions required under this Agreement to obtain any approval or authorization under applicable Regulatory Laws for the consummation of the Merger or any of the other transactions contemplated hereby, (5) changes after the date hereof in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (6) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from this definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (7) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenues, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that, in either case, the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (8) any outbreak or escalation of hostilities, any acts of war or terrorism or any other national or international calamity, crisis or emergency, (9) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company or its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, (10) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly and specifically required by this Agreement, in and of itself, or (11) any actions taken (or omitted to be taken), in each case, to which Parent has approved, consented to or requested, each in writing, in and of itself; provided, however, in the case of clauses (1), (2), (3), (5) and (8), such Events may be taken into account in determining whether there has been or will be a Company Material Adverse Effect to the extent (but only to such extent) such Event has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate.

(k) “Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated January 29, 2009, together with that certain Special Addendum thereto, dated April 17, 2013, each by and between the Company and Western Digital Technologies, Inc. and their respective subsidiaries.

(l) “Contract” means any written contract, agreement, note, bond, mortgage, indenture, lease or license.

(m) “Environmental Laws” means any Law relating to (i) the protection, preservation, investigation, remediation or restoration of environmental quality, health and safety, or natural resources, or (ii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

(n) “Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(o) “Equity Interest” means (i) with respect to a corporation, any and all classes or series of shares of capital stock, (ii) with respect to a partnership, limited liability company, trust or similar Person, any and all classes or series of units, interests or other partnership/limited liability company interests and (iii) with respect to any other entity, any other security representing ownership interest or participation in such entity.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(q) “Exchange Ratio” means the Merger Consideration divided by the fair market value of a share of Parent Common Stock at the Effective Time.

(r) “Exon-Florio” means the Exon-Florio Amendment to the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007 (FINSA) (Section 721) and as implemented by Executive Order 11858, as amended, and regulated at 31. C.F.R. 800.

(s) “Foreign Antitrust Laws” means Laws of jurisdictions other than the United States that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(t) “Governmental Entity” means any United States or foreign, federal, state or local governmental, regulatory or administrative authority, agency, body or commission or any judicial or arbitral body.

(u) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(v) “Investment Laws” means investment Laws of any jurisdiction relating to foreign ownership, including Exon-Florio.

(w) “IRS” means the Internal Revenue Service.

(x) “Knowledge of the Company” means the actual knowledge of the individuals listed on Section 1.1(x) of the Company Disclosure Letter without any implication of verification or investigation concerning such knowledge.

(y) “Law” means any statute, law, ordinance, regulation, rule, code, injunction, judgment, decree or order of any Governmental Entity, and, where applicable,

any interpretation thereof by any Governmental Entity having jurisdiction with respect thereto or charged with the administration thereof.

(z) “Lien” means any security interest, lien, claim, pledge, mortgage, limitation in voting rights, charge, encumbrance or other restriction of any kind (other than those created under applicable securities Laws).

(aa) “made available to Parent” means provided by the Company at least 48 hours prior to the execution of this Agreement in the online data room to which Parent was provided access during its due diligence process.

(bb) “Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

(cc) “NASDAQ” means the NASDAQ Stock Market.

(dd) “Parent Common Stock” means the common stock, par value $.01 per share, of Parent.

(ee) “Parent Material Adverse Effect” means any event, change, occurrence or effect that has a material adverse effect on the ability of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement.

(ff) “Permitted Lien” means (i) statutory liens securing payments not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or its Subsidiaries for a period greater than sixty days, or the validity or amount of which is being contested in good faith by appropriate proceedings, (iii) pledges, deposits or other liens securing the performance of bids, tenders, trade contracts, leases, statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), surety, customs and appeal bonds or other obligations of like nature, incurred in the ordinary course of business, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Entities, and (v) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other encumbrances that do not materially interfere with the present use of the assets of the Company and its Subsidiaries.

(gg) “Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Entity, and including any successor, by merger or otherwise, of any of the foregoing.

(hh) “Regulatory Injunction” means any Governmental Entity having jurisdiction over the Company, Parent or Merger Sub shall have enacted, issued, promulgated, enforced or entered any Antitrust Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated hereby substantially on the terms contemplated by this Agreement.

(ii) “Regulatory Laws” means Antitrust Laws and Investment Laws.

(jj) “Representatives” means, with respect to any Person, the officers, directors, employees, accountants, financial advisors, legal counsel, agents and other representatives of such Person.

(kk) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

(ll) “SEC” means the United States Securities and Exchange Commission.

(mm) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(nn) “Significant Subsidiary” means any “significant subsidiary” (other than any such subsidiary that is not more than 50% owned by the Company) of the Company within the meaning of Rule 1-02(w) of Regulation S-X of the SEC.

(oo) “Subsidiary” means, with respect to any Person, any other Person of which stock or other Equity Interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(pp) “Superior Proposal” means any Acquisition Proposal (i) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view to the holders of Shares than the terms of the Merger, taking into account all the terms and conditions of such proposal (including the likelihood and timing of consummation), and this Agreement (including any revisions to the terms of this Agreement in response to such proposal or otherwise) and (ii) that the Company Board believes is reasonably capable of being completed, taking into account such financial, regulatory, legal and other aspects of such proposal the Company Board considers appropriate; provided, that for purposes of the definition of “Superior Proposal,” the references to “25%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

(qq) “Tax Returns” means all domestic or foreign (whether federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, including any amended tax return.

(rr) “Taxes” means federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts.

(ss) “Willful Breach” means, with respect to any party hereto, a deliberate act or failure to act by such party, which act or failure to act, constituted, to the actual knowledge of any executive officer of such party, a material breach of any covenant or agreement of such party in this Agreement.

Section 1.2 Table of Definitions. The following terms have the meaning set forth in the Sections referenced below:

Definition	Location

409A Authorities	4.12(c)
Adverse Recommendation Change	6.4(d)
Agreement	Preamble
Agreement of Merger	2.3
AJCA	4.12(c)
BofA Merrill Lynch	4.21
Book-Entry Shares	3.3(b)
Certificates	3.3(b)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	4.3
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Letter	Article IV
Company Employee	6.8(a)
Company Plans	4.12(a)
Company Registered IP	4.19(a)
Company RSU	3.2(b)
Company SEC Documents	4.6(a)
Company Shareholder Approval	4.3
Company Shareholders Meeting	6.5(b)
Company Stock Option	3.2(a)
Company Stock Plans	3.2(a)
Continuing Employee	6.8(a)
Dissenting Shares	3.5
DTC	3.3(c)
DTC Payment	3.3(c)
Effective Time	2.3
ERISA	4.12(a)
GAAP	4.6(c)
Indemnified Parties	6.11(a)
Intellectual Property Right	4.19(c)

Intervening Event	6.4(d)
Material Contract	4.15(a)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
Nonqualified Deferred Compensation Plan	4.12(c)
Notice of Intervening Event	6.4(e)
Notice of Superior Proposal	6.4(e)
Notice Period	6.4(e)
Parent	Preamble
Parent Compensation Committee	3.2(a)
Parent Plan	6.8(b)
Parent Termination Fee	8.3(c)
Paying Agent	3.3(a)
Payment Fund	3.3(a)
PBGC	4.12(b)(iii)
Permits	4.11
Preferred Stock	4.2(a)
Proxy Statement	4.8
Shares	3.1(a)
Surviving Corporation	2.1
Surviving Corporation Articles	2.5(a)
Takeover Laws	6.9
Termination Date	8.1(b)(i)
Termination Fee	8.3(b)
Voting Agreements	Recitals

Section 1.3 Interpretations:

For purposes of this Agreement:

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of or to this Agreement, unless otherwise indicated.

(b) The table of contents and headings contained in this Agreement or in any Exhibit or Schedule (including the Company Disclosure Letter) are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(c) All words used in this Agreement will be construed to be of such gender or number as the circumstances require.

(d) Any capitalized terms used in any Exhibit or Schedule (including the Company Disclosure Letter) but not otherwise defined therein shall have the meanings as defined in this Agreement.

(e) All Exhibits and Schedules (including the Company Disclosure Letter) attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.

(f) The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

(g) All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

(h) Unless the context clearly otherwise requires, the word “or” shall not be exclusive and shall mean “and/or”.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or, to the extent permitted by applicable Law and this Agreement, waiver of the conditions set forth in this Agreement and in accordance with California Corporation Law, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, as soon as practicable, but in no event later than the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Dr., Irvine, California 92612, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date (or on such other date as Parent and the Company may agree in writing), the parties shall cause an agreement of merger (the “Agreement of Merger”) to be executed and filed with the California Secretary of State in accordance with the relevant provisions of California Corporation Law, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under California Corporation Law to consummate the Merger. The Merger shall become effective at such time as the Agreement of Merger has been duly filed with the California Secretary of State or at such other date or time as permitted by California Corporation Law as Parent and the Company shall agree in writing and shall specify in the Agreement of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of California Corporation Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the articles of incorporation of the Company shall be amended to read the same as the articles of incorporation of Merger Sub on the date hereof, except such articles of incorporation shall be amended to reflect that the name of the Surviving Corporation shall be “sTec, Inc.,” and, as so amended, shall be the articles of incorporation of the Surviving Corporation (the “Surviving Corporation Articles”) until thereafter amended in accordance with the provisions thereof and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Surviving Corporation Articles and applicable Law, except that such bylaws shall be amended to reflect that the name of the Surviving Corporation shall be “sTec, Inc.”

Section 2.6 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 2.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be canceled in accordance with Section 3.1(b) and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive $6.85 in cash, without interest (the

“Merger Consideration”), and subject to deduction for any required withholding Taxes. All of the Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 3.1(a) shall be automatically canceled and shall cease to exist, and the holders of such Shares shall cease to have any rights with respect to such Shares, other than the right to receive the Merger Consideration, without interest thereon, as provided herein.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock, no par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value per share, of the Surviving Corporation.

Section 3.2 Treatment of Options, Restricted Stock Units and Other Equity-Based Awards.

(a) Each option (each, a “Company Stock Option”) to purchase one Share granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be converted into and become an option with respect to Parent Common Stock, and Parent shall assume each Company Stock Option, in accordance with the terms of the Company Stock Plans and/or stock option agreement by which it is evidenced, except that from and after the Effective Time, (i) Parent and its compensation committee (the “Parent Compensation Committee”) shall be substituted for the Company and the compensation committee of the Company Board administering such Company Stock Plans, (ii) each Company Stock Option assumed by Parent may be exercised solely for shares of Parent Common Stock (or cash, if so provided under the terms of such Company Stock Option), (iii) the number of shares of Parent Common Stock subject to such Company Stock Options shall be equal to the number of Shares subject to such Company Stock Options immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iv) the per share exercise price under each such Company Stock Option shall be adjusted by dividing the per share exercise price under each such Company Stock Option by the Exchange Ratio and rounding up to the nearest cent; provided, however, that with respect to Company Stock Options that are unvested, unexercised and outstanding immediately prior to the Effective Time, and which have an exercise price greater than the Merger Consideration, shall not be assumed by Parent and shall automatically terminate as of the Effective Time if not exercised prior to or as of the Effective Time. In addition, notwithstanding the provisions of clauses (iii) and (iv) of the first sentence of this Section 3.2(a), each Company Stock Option that is an “incentive stock option” or a nonqualified stock option held by a US taxpayer shall be adjusted as required by Section 424 of the Code and Section 409A of the Code and the Treasury Regulations thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Code and the Treasury Regulations under Section 409A of the Code, or otherwise result in negative tax treatment or penalties under Section 424 of the Code or Section 409A of the Code.

(b) Each award of restricted stock units (“Company RSUs”) representing the right to receive one Share for each Company RSU granted under any Company Stock Plan that is outstanding immediately prior to the Effective Time shall be converted into and become rights with respect to Parent Common Stock, and Parent shall assume the Company RSUs, in accordance with the terms of the Company Stock Plans and/or restricted stock unit agreement by which each Company RSU is evidenced, except that from and after the Effective Time, (i) Parent and the Parent Compensation Committee shall be substituted for Company and the compensation committee of the Company Board administering such Company Stock Plans, (ii) the Company RSUs assumed by Parent shall represent the right to receive shares of Parent Common Stock (or cash, if so provided under the terms of such Company RSU) upon settlement of such Company RSU promptly after vesting (except to the extent the terms of the applicable restricted stock unit agreement provide for deferred settlement, in which case settlement shall be in accordance with the specified terms) and (iii) the number of shares of Parent Common Stock subject to each award of Company RSUs shall be equal to the number of Shares subject to such award immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and in any event Parent shall convert any remaining fractional share into the right to receive cash based on the terms of Section 3.1 (except that in no event shall any vesting restrictions applicable to a Company RSU be accelerated unless so provided under the terms of such Company RSU).

(c) Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 3.2.

Section 3.3 Exchange and Payment.

(a) Prior to the Effective Time, Merger Sub shall enter into an agreement (in a form reasonably acceptable to the Company) with the Company’s transfer agent (the “Paying Agent”) for the payment of the Merger Consideration to which the Company’s shareholders shall become entitled pursuant to Section 3.1(a). Promptly after the Effective Time on the Closing Date, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to Section 3.1(a) (the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to Section 3.1(a). The Payment Fund may be invested by the Paying Agent as directed by Parent, provided that (i) no such investment or losses thereon shall relieve Parent or the Surviving Corporation from making the payments required by this Article III or affect the amount of Merger Consideration payable to the holders of the Shares, and following any losses, Parent shall promptly provide additional funds to the Paying Agent to add to the Payment Fund for the benefit of the Company’s shareholders immediately prior to the Effective Time in the amount of any such losses and (ii) such investments shall be in short term obligations of the United States with maturities of no more than 30 days and guaranteed by the United States and backed by the full faith and credit of the United States or in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest or other income resulting from such investments shall be payable to the Surviving Corporation.

(b) As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of (i) an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares or (ii) uncertificated Shares represented by book-entry immediately prior to the Effective Time (“Book-Entry Shares”), (A) a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares held by such Person shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the customary procedures set forth in the letter of transmittal) and (B) instructions for use in effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a). Upon surrender of a Certificate or Book-Entry Share to the Paying Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as the Paying Agent may reasonably require, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate or Book-Entry Share. No interest shall be paid or shall accrue on any Merger Consideration payable upon surrender of any Certificate or Book-Entry Share. In the event that the Merger Consideration is to be paid to a Person other than the Person in whose name any Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on such Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment shall pay any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b), each Share represented by a Certificate and each Book-Entry Share (in each case other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer the Merger Consideration payable in respect of each Share theretofore represented by such Certificate or Book-Entry Share, as applicable, pursuant to Section 3.1(a), without any interest thereon.

(c) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and The Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(d) All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this Article III, subject to delivery of all documents required hereunder and applicable Law in the case of Dissenting Shares.

(e) At any time following the date that is six months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any Payment Funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration, without any interest, payable upon due surrender of their Certificate or Book-Entry Shares.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 3.4 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options, Company RSUs or otherwise pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

Section 3.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who has properly demanded that the Company purchase such shares in accordance with Chapter 13 of California Corporation Law (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. At the Effective Time, holders of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive payment of the “fair market value” of such Dissenting Shares held by them in accordance with the provisions of Chapter 13 of the California Corporation Law. If any holder of Dissenting Shares fails to perfect or withdraws or loses the right to dissent under Chapter 13 of the California Corporation Law, each such Dissenting Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right under Chapter 13 of the California Corporation Law has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a). The Company shall serve prompt notice to Parent of any demands under Chapter 13 of the California Corporation Law and attempted withdrawals of such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior consent of Parent, make any payment with respect to, or compromise or settle, any such demands.

Section 3.6 Adjustment in Shares. If, between the date of this Agreement and the Effective Time, the Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, the Merger Consideration shall be correspondingly adjusted as appropriate to provide the holders of Shares, Company Stock Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed prior to the date of this Agreement (other than (i) any information (other than historical factual information) in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents and (ii) other forward-looking statements in such Company SEC Documents) (it being agreed that any such information shall be deemed disclosure only with respect to such sections or subsections of this Agreement to which the relevance of such information is reasonably apparent), or (b) as set forth in the disclosure letter delivered by the Company to Parent concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of the Company and its Significant Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s articles of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or the Company Bylaws.

Section 4.2 Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 100,000,000 Shares and (ii) 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of June 21, 2013, (A) 46,980,315 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were free of preemptive rights, (B) no Shares were held in treasury, (C) no shares of Preferred Stock were outstanding and (D) an aggregate of 9,482,558 Shares were reserved and available for issuance pursuant to the Company Stock Plans, of which 8,021,954 Shares were subject to or otherwise deliverable in connection with outstanding Company RSUs or the exercise of outstanding Company Stock Options issued pursuant to the Company Stock Plans.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth, as of the close of business on June 21, 2013, a complete and correct list of (i) all outstanding Company Stock Options, including the number of Shares subject to such award, the name of the holder, the grant date, the vesting schedule, and the exercise or purchase price per share and (ii) all outstanding Company RSUs, including the name of the holder, the grant date and the vesting schedule. The Company Stock Plans set forth on Section 4.2(b) of the Company Disclosure Letter are the only plans or programs that the Company or any of its Significant Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity-based awards are outstanding. The Company has made available to Parent each form of award agreement under the Company Stock Plans.

(c) Except as set forth in Section 4.2(a) and except for changes since June 21, 2013 resulting from the exercise of Company Stock Options or the settlement of Company RSUs outstanding on such date, as of the date of this Agreement, (i) there are no issued, reserved for issuance, outstanding or authorized (A) Equity Interests of the Company, (B) securities of the Company convertible into or exchangeable for Equity Interests of the Company, or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any Equity Interests or securities convertible into or exchangeable for Equity Interests of the Company, (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Equity Interests of the Company or securities convertible into or exchangeable for Equity Interests of the Company, (iii) there are no other Contracts relating to the issued or unissued Equity Interests of the Company or any of its Significant Subsidiaries to which the Company or any of its Significant Subsidiaries is a party and (iv) there are no voting trusts, proxies or other similar arrangements or understandings to which the Company or any of its Significant Subsidiaries is a party. Each outstanding Equity Interest of each Significant Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and nonassessable, each outstanding Equity Interest of each Significant Subsidiary of the Company that is a limited liability company or a limited partnership is duly authorized and validly issued, and each such share or other Equity Interest is owned, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens).

Section 4.3 Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the outstanding Shares (the “Company Shareholder Approval”), to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the board of directors of the Company (the “Company Board”) has determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company, (b) approved and adopted this Agreement, and (c) subject to Section 6.4, resolved to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby, including the Merger. The Company Shareholder Approval is the only vote or consent of the holders of any Equity Interest of the Company necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Significant Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vi) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to the Company or any of its Significant Subsidiaries or by which any of their respective properties are bound, or (iii) subject to obtaining the consents listed on Section 4.4(a)(iii) of the Company Disclosure Letter, result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Material Contract to which the Company or any of its Significant Subsidiaries is a party or by which the Company or any of its Significant Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings required under applicable requirements of the Exchange Act, and under state takeover laws, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) such filings required under the applicable Investment Laws, (iv) such filings as are necessary to comply with the applicable rules of NASDAQ, (v) the filing of the Agreement of Merger with the California Secretary of State as required by the California Corporation Law, and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Subsidiaries. The Company has no Subsidiaries other than the Subsidiaries identified on Exhibit 21.1 of the Company’s annual report on Form 10-K for the year ended December 31, 2012; and neither the Company nor any of its Subsidiaries: (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than the Company or its Subsidiaries; or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

Section 4.6 SEC Reports; Financial Statements.

(a) The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed since January 1, 2010 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not, and each such Company SEC Document filed subsequent to the date hereof and prior to the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(b) The Company has made available to Parent copies of all comment letters received by the Company from the SEC since January 1, 2010 relating to the Company SEC Documents, together with all written responses of the Company thereto. There are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC. To the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(c) The audited consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the period involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the date thereof and the results of their operations and cash flows for the periods indicated, all in accordance with GAAP. The unaudited consolidated financial statements of the Company (including any related notes thereto) included in the Company’s Quarterly Reports on Form 10-Q filed with the SEC since December 31, 2012 have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal period-end adjustments), all in accordance with GAAP.

(d) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities. The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect the

Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. There were no significant deficiencies or material weaknesses identified in management’s assessment of internal control over financial reporting as of and for the year-ended December 31, 2012 (nor has any such deficiency or weakness been identified since such date).

Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the most recent balance sheet of the Company (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since the date of such balance sheet, (c) discharged or paid in full since the date of such balance sheet, (d) incurred pursuant to the transactions contemplated by this Agreement, or (e) that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in and actually included or incorporated by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, on the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2012 through the date of this Agreement, except as otherwise specifically required by this Agreement, (i) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business (other than the negotiation, execution and performance of this Agreement), and (ii) there has not been any event, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Absence of Litigation. (a) There is no Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity; except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11 Compliance with Laws. The Company and each of its Subsidiaries are, and have been since December 31, 2010, in material compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance has not had and would not reasonably be expected to have, individually or the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty is made in this Section 4.11 with respect to (a) the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, which are covered in Section 4.6(a), (b) employee benefit and ERISA matters, which are covered in Section 4.12, (c) Environmental Laws (including applicable Laws with respect to Environmental Permits), which are covered in Section 4.14 and (d) applicable Laws with respect to Taxes, which are covered in Section 4.15.

Section 4.12 Benefit Plans.

(a) The Company has provided to Parent a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), all “multiemployer plans” (within the meaning of ERISA section 3(37)), and all material stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, programs or policies, whether or not subject to ERISA (including any funding mechanism related to the foregoing), whether formal or informal, written or oral, under which any employee or former employee or director of the Company or its Subsidiaries has any present or future right to benefits or for which the Company or its Subsidiaries has any present or future material liability. All such plans, programs and policies shall be collectively referred to as the “Company Plans.” With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof and, in the case of an unwritten Company Plan, a written description thereof, and, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination, opinion or advisory letter of the IRS, if applicable, (iii) any summary plan description and (iv) if applicable, for the most recent year, (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney’s response to an auditor’s request for information.

(b) With respect to the Company Plans, except to the extent that the inaccuracy of any of the representations set forth in this Section 4.12(b) would not reasonably be expected to result in a material liability of Company or any of its Subsidiaries:

(i) each Company Plan has been established and administered in accordance with its terms and established, administered, and documented in compliance with the provisions of applicable Law, including ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, or accumulated funding deficiency, as defined in Section 302 of ERISA and 412 of the Code, has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made; and

(ii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the Knowledge of the Company, nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the Knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(iv) no Company Plan is subject to Title IV of ERISA or subject to Section 412 of the Code;

(v) no Company Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA);

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation. None of the Company Plans provide for or promises health, life or welfare benefits (whether insured or self-insured) to any employee or former employee following termination of employment or service with the Company and the Subsidiaries (other than coverage mandated by applicable Law); and

(vii) none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit, the payment (whether in cash or property or the vesting of property) to any “designated individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), determined or occasioned, in whole or in part, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(c) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code since January 1, 2005, based upon the Company’s good faith, reasonable interpretation of (A) Section 409A of the Code and (B) Treasury Regulation section 1.409A and other authorities promulgated thereunder by the U.S. Department of the Treasury or the IRS (clauses (A) and (B), together, the “409A Authorities”). No Company Plan that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA”), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon the Company’s good faith reasonable interpretation of the AJCA and the 409A Authorities and has not been operated in compliance with the 409A Authorities. The Company and its Subsidiaries each have not maintained, sponsored, been a party to, participated in, or contributed to any plan, agreement or arrangement subject to Section 457A of the Code.

(d) With respect to each Company Plan that is not subject exclusively to United States Law (a “Non-U.S. Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan or pursuant to any other contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with GAAP and all such contributions or accruals have been made in a timely manner; (ii) the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan; (iii) from and after the Closing, Parent and its Affiliates shall receive the full benefit of any such funds, accruals or reserves under the Non-U.S. Benefit Plans; and (iv) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 4.13 Labor Matters. Neither the Company nor any of its Significant Subsidiaries is a party to, or is bound by, any collective bargaining agreement with any labor union, works council or labor organization, and, there is not currently pending any efforts by any labor union, works council or labor organization to organize employees of the Company. There is no labor dispute, strike, work stoppage or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Significant Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

No service provider to the Company or any of its Subsidiaries has been improperly excluded from any Company Plan.

Section 4.14 Environmental Matters.

(a) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as set forth in any environmental assessments, reports or plans previously made available to Parent and Merger Sub: (i) the Company and each of its Significant Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) neither the Company nor any of its Significant Subsidiaries has received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local Governmental Entity or otherwise; and (iii) neither the Company nor any of its Significant Subsidiaries has received any written notice, claim or complaint, or is presently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and, to the Knowledge of the Company, no such matter has been threatened in writing.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.14 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

Section 4.15 Taxes. Except for failures, violations, inaccuracies, omissions or proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were, at the time of filing, complete and accurate in all respects;

(b) neither the Company nor any of its Subsidiaries is delinquent in the payment of any Tax, except for those Taxes that are being contested in good faith by appropriate proceedings and for which reserves have been established in accordance with GAAP;

(c) no Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent;

(d) there are no Tax sharing agreements or similar arrangements (including Tax indemnity arrangements) with respect to or involving the Company or any of its Significant Subsidiaries (other than any such agreement solely among the Company and/or any of its Significant Subsidiaries);

(e) neither the Company nor any of its Significant Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or Section 301.6111-2(b)(2);

(f) the Company and all of its Subsidiaries have satisfied all current requirements with respect to any material Tax exemptions, Tax holidays, Tax incentives or other preferential Tax treatments or Tax rebates enjoyed by the Company and its Subsidiaries; and

(g) as of the date of this Agreement, there are no proceedings now pending, or to the Knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any Tax.

Section 4.16 Contracts.

(a) Except for this Agreement and except as filed with the SEC, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract that (i) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K or (ii) is material to the business or operations of the Company and its Subsidiaries, taken as a whole (each such Contract as described in this Section 4.16(a), a “Material Contract”). Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list of each Material Contract.

(b) Each Material Contract is valid and binding on the Company or its Subsidiaries party thereto and, to the Knowledge of the Company, any other party thereto, except for such failures to be valid and binding that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto.

Section 4.17 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as management of the Company has determined to be prudent in accordance with industry practices and (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 4.18 Properties.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good title to all the properties and assets (i) reflected in the most recent audited balance sheet of the Company included in the Company SEC Documents as being owned and (ii) acquired after the date thereof, in each case that are material to the Company’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except for Permitted Liens.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) is the lessee of all leasehold estates (A) reflected in the audited balance sheet of the Company included in the Company SEC Documents and (B) acquired after the date thereof, in each case that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or have been assigned, terminated or otherwise disposed of in the ordinary course of business) and (ii) is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, the lessor.

Section 4.19 Intellectual Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or trade names, trademark applications, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof (collectively, “Company Registered IP”). No Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Knowledge of the Company, no such action is or has been threatened with respect to any of the Company Registered IP. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered IP is exclusively owned by the Company or one of its Subsidiaries free and clear of all Liens other than Permitted Liens. Neither the Company nor any of its Subsidiaries has received any written notice or claim in the three years prior to the date hereof challenging the validity or enforceability of any Company Registered IP that remains pending or unresolved. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Company Registered IP is subsisting, and, as applicable, valid and enforceable, and in legal effect and none of the Company Registered IP has been adjudged invalid or unenforceable by any court of competent jurisdiction in any legal proceeding to which the Company or any of its Subsidiaries was or is a party. The Company and its Subsidiaries exclusively own or otherwise possess valid and enforceable right to use all Intellectual Property Rights necessary to conduct their respective businesses.

(b) Each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets or other intellectual property (“Intellectual Property Right”) of any third party in connection with the conduct of their respective businesses, and neither the Company nor any of its Subsidiaries has received in the three years prior to the date hereof any written notice or claim asserting that any such infringement or misappropriation is occurring, which notice or claim remains pending or unresolved, (ii) no third party is misappropriating or infringing any Intellectual Property Right owned by the Company or any of its Subsidiaries, and (iii) no Intellectual Property Right owned by the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting the use or licensing thereof by the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has granted any license to any third party under any material Company IP other than non-exclusive licenses granted in the ordinary course of business.

Section 4.20 Related Party Transactions. No executive officer or director of the Company (i) is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets, (ii) has any interest in any material property owned by the Company or any of its Subsidiaries, or (iii) has engaged in any transaction with the Company or any of its Subsidiaries within the last 12 months; in each case, that is of the type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K that has not been so disclosed.

Section 4.21 Brokers. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.22 Opinion of Financial Advisor. The Company Board has received an opinion from BofA Merrill Lynch to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in such opinion, the Merger consideration to be received in the Merger by the holders of the Shares (other than the Company, Parent, Merger Sub, their respective Affiliates and the holders of Dissenting Shares) is fair, from a financial point of view, to such holders.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and the Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a) Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has previously furnished or made available to the Company a true and complete copy of the articles of incorporation and bylaws (or comparable organizational documents) of each of Parent and Merger Sub, including all amendments thereto, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its articles of incorporation or bylaws (or comparable organizational documents) in any material respect.

Section 5.2 Authority. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly authorized by the board of directors of each of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing of the Agreement of Merger with the California Secretary of State as required by California Corporation Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

Section 5.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) conflict with or violate the articles of incorporation or bylaws (or comparable organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their respective properties are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as required under applicable requirements of the Exchange Act, and under state takeover laws, (ii) such filings required under the HSR Act and the other applicable Antitrust Laws, (iii) such filings that are required under the applicable Investment Laws, (iv) the filing of the Agreement of Merger with the California Secretary of State as required by the California Corporation Law, and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Parent and Merger Sub Information. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in and actually included or incorporated by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Section 5.5 Absence of Litigation. There is no Action by or against Parent or Merger Sub pending, or to the knowledge of Parent, threatened in writing that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.6 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein in connection with the transactions contemplated by this Agreement. The authorized capital stock of Merger Sub consists of 100 shares of common stock, no par value per share, all of which are validly issued and outstanding. All of the issued and outstanding Equity Interest of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent free and clear of all Liens.

Section 5.7 Available Funds. Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the transactions contemplated herein. Parent or Merger Sub has available, and will have available at the Effective Time, cash in an aggregate amount sufficient to pay the aggregate Merger Consideration for the Shares and the other payment obligations of Parent, Merger Sub and the Surviving Corporation hereunder, and to enable Parent, Merger Sub and the Surviving Corporation to perform all of their respective obligations hereunder and effect the Closing on the terms contemplated by this Agreement, and there is no restriction on the use of such cash for such purpose.

Section 5.8 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock or other Equity Interests of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole shareholder of Merger Sub, which vote or consent has been given or delivered to Merger Sub prior to Merger Sub’s entry into this Agreement, and which shall be in effect at all times through the Effective Time, is the only vote or consent of the holders of any class or series of capital stock or other Equity Interests of Merger Sub necessary to approve this Agreement, the Merger or the other transactions contemplated hereby.

Section 5.9 Ownership of Shares. Neither Parent nor Merger Sub nor any of Parent’s other Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares except pursuant to this Agreement.

Section 5.10 Brokers. No broker, investment banker, financial advisor or other Person, other than Wells Fargo Securities, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.11 Access to Information.

(a) Each of Parent and Merger Sub each acknowledges and agrees that (i) it has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (ii) it has had access to the books and records of the Company and the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement, (iii) it has conducted its own independent investigation and analysis of the Company and its Subsidiaries, including the business, operations, assets, liabilities, financial results and condition, and prospects, and the transactions contemplated hereby, (iv) it has not received or relied on, or been induced to enter into this Agreement based on, any representation or warranty, whether express or implied, written or oral, by any Person regarding the Company or its Subsidiaries, except as expressly set forth in Article IV (as qualified by the Company Disclosure Letter), and (v) the Company shall have no liability or responsibility whatsoever to Parent or Merger Sub on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any financial statements, projections, estimates, business plans or other forward-looking information) provided or made available by the Company or its Subsidiaries or their respective Representatives (including in any data room or management presentations), or statements made (or any omissions therefrom), whether in each case written or oral, to Parent or Merger Sub, except as and only to the extent expressly set forth in Article IV (as qualified by the Company Disclosure Letter).

(b) Parent and Merger Sub acknowledge and agree that the Company and its Subsidiaries disclaim any representations or warranties except for those expressly set forth in Article IV (as qualified by the Company Disclosure Letter), whether by the Company or any other Person, with respect to this Agreement and the transactions contemplated hereby, notwithstanding the delivery or disclosure to Parent, Merger Sub, or any other Person, of any documentation or other information by the Company, its Representatives or any other Person, whether in each case written or oral, with respect to any of the foregoing.

(c) Nothing in Section 5.11(a)(iv) or (v) or Section 5.11(b) shall limit the rights of Parent or Merger Sub with respect to any representations, warranties, statements or information provided to Parent or Merger Sub made with fraudulent intent to induce Parent or Merger Sub to enter into the Agreement.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business of the Company.

(a) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly and specifically required by this Agreement, (ii) as disclosed in Schedule 6.1(a), (iii) as required by applicable Law, (iv) as expressly and specifically required by any Material Contract set forth on Section 4.16(a) of the Company Disclosure Letter or entered into after the date hereof without violation of this Section 6.1, (v) for actions by the Company or its Subsidiaries with respect to matters specifically addressed by, and not constituting a breach of, any provision of Section 6.1(b), or (vi) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (A) conduct its business in the ordinary course of business consistent with past practice, (B) preserve substantially intact its business organization, and (C) preserve its present relationships with customers, suppliers, employees, and other Persons with which it has material business relations.

(b) The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (A) as expressly and specifically required by this Agreement (excluding Section 6.1(a)), (B) as disclosed in Schedule 6.1(b), (C) as required by applicable Law, (D) as expressly and specifically required by any Material Contract set forth on Section 4.16(a) of the Company Disclosure Letter or entered into after the date hereof without violation of this Section 6.1, or (E) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), neither the Company nor any of its Subsidiaries shall:

(i) amend or otherwise change its articles of incorporation or bylaws or any equivalent organizational documents (except for administerial changes for Subsidiaries);

(ii) issue, sell, pledge, dispose of or encumber any of its or its Subsidiaries’ Equity Interests, or grant to any Person any right to acquire any of its or its Subsidiaries’ Equity Interests, except (x) pursuant to the exercise of Company Stock Options, the vesting or settlement of Company RSUs or settlement of other awards outstanding as of the date hereof or (y) the grant of Company Stock Options, Company RSUs or other awards under any Company Stock Plan (and issuances of Shares pursuant thereto) made to employees hired after the date of this Agreement, in the ordinary course of business consistent with past practice in connection with the hiring of such employees;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Interests, except for any dividend or distribution by a Subsidiary of the Company to the Company or to another Subsidiary or Subsidiaries of the Company;

(iv) reclassify, split, combine or subdivide any shares of capital stock of the Company or redeem, repurchase or otherwise acquire any shares of capital stock of the Company, except for acquisitions in connection with the cashless exercise or similar transactions pursuant to the exercise of Company Stock Options or vesting or settlement of Company RSUs or other awards or obligations outstanding as of the date hereof;

(v) (x) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are material to the Company and its Subsidiaries, taken as a whole, other than purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; (y) sell or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets of the Company or its Subsidiaries, other than sales or dispositions of finished goods inventory in the ordinary course of business consistent with past practice;

(vi) enter into, materially amend or terminate any Material Contract;

(vii) authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Schedule 6.1(b)(vii);

(viii) (x) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (y) incur any indebtedness for borrowed money or issue any debt securities, or (z) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), other than (1) loans (a) less than $25,000 individually or $100,000 in the aggregate and (b) made in the ordinary course of business consistent with past practice, and (2) advances to non-current or former officer employees less than $25,000 individually made in the ordinary course of business consistent with past practice;

(ix) except (w) to the extent required by applicable Law (including Section 409(A) of the Code), (x) pursuant to any arrangement in effect as of the date hereof, (y) as contemplated by Section 6.8 or (z) in the ordinary course of business, (1) materially increase the compensation or benefits of any current or former director or current or former officer of the Company or any of its Subsidiaries, (2) materially amend any Company Plan or adopt any compensation or benefit plan including any pension, retirement, profit-sharing, severance, bonus or other employee benefit or welfare benefit plan (other than any such adoption or amendment that does not materially increase the cost to the Company or any of its Subsidiaries compared with maintaining the applicable compensation or benefit plan in effect on the date hereof) with or for the benefit of its current or former employees or directors, or (3) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

(x) abandon or allow to lapse any Company Registered IP;

(xi) implement or adopt any material change in its methods of accounting, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) compromise, settle or agree to settle any Action, or consent to the same, other than compromises, settlements or agreements involving monetary payments of less than $25,000 individually or $100,000 in the aggregate;

(xiii) agree to any exclusivity, non-competition or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any effect on Parent or any of its Affiliates after the Effective Time; or

(xiv) agree to take any of the foregoing actions described in Sections 6.1(b)(i) through 6.1(b)(xiii).

Section 6.2 [Intentionally Omitted].

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.4 Acquisition Proposals.

(a) Except as set forth in Section 6.4(b) through (f), the Company agrees that neither it nor any of its Subsidiaries shall, and that it shall direct its and their respective Representatives not to, and shall not knowingly permit its and their respective Representatives to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or constitutes or could reasonably be expected to lead to, the making or completion of, an Acquisition Proposal, (ii) engage or participate in any negotiations or discussions (other than to state that they are not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of its Subsidiaries, in connection with, or with or for the purpose of knowingly encouraging or knowingly facilitating, an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal, or (iv) approve, endorse or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal; provided, however, it is understood and agreed that any determination or action by the Company Board permitted under Section 6.4(b), (c) or (e) or Section 8.1(c)(ii) (to the extent Section 6.4(e) has been complied with) shall not be deemed to be a breach of this Section 6.4(a). On the date hereof, the Company will immediately cease and terminate any existing activities, discussions or negotiations by the Company and its Subsidiaries, and direct its Representatives to cease and terminate, and not knowingly permit its Representatives to continue, all such activities, discussions and negotiations with any Persons with respect to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary in Section 6.4(a), at any time prior to obtaining the Company Shareholder Approval, if (i) the Company receives an unsolicited bona fide written Acquisition Proposal from a Person, and (ii) the Company Board determines in good faith that (x) such Acquisition Proposal constitutes or may reasonably be expected to lead to a Superior Proposal and (y) the failure to do so would reasonably be expected to constitute a breach of the directors’ fiduciary duties under applicable Law, then the Company may (A) furnish information with respect to the

Company and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any information or enter into, maintain or participate in any such discussions or negotiations except pursuant to a customary confidentiality agreement on terms no less restrictive than those contained in the Confidentiality Agreement (except for any changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement); provided, further, however, that the Company shall provide (or provide access) to Parent the information, including the properties, assets, books, records and other information of the Company and its Subsidiaries, as provided to such Person, and that was not previously provided to Parent, at or prior to the time such information or data is provided to such Person.

(c) The Company shall promptly (and in any event within 24 hours after notice is received by the Company) advise Parent in writing of (i) any inquiries, proposals or offers regarding any Acquisition Proposal received by the Company or its Representatives, (ii) any request to the Company or its Representatives for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal, and (iii) any inquiry or request made to the Company or its Representatives to discuss or negotiate an Acquisition Proposal or any inquiry or request which the Company reasonably believes could lead to an Acquisition Proposal, which notification shall include, in each case, the identity of the Person making any such inquiry, request or Acquisition Proposal, and copies of any written materials provided in connection therewith and summaries of any material terms of any such Acquisition Proposal conveyed verbally.

(d) Except as set forth in this Section 6.4(d), Section 6.4(e) and Section 6.4(f), neither the Company Board nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, its recommendation of this Agreement or the Merger (any of such actions, an “Adverse Recommendation Change”), (ii) approve or recommend any Acquisition Proposal, or (iii) publicly propose to take any such actions. Notwithstanding anything to the contrary in this Section 6.4, if, prior to obtaining Company Shareholder Approval, (A) any fact, event, change, development or circumstance not known by the Company Board as of the date hereof or reasonably foreseeable by the Company Board as of the date hereof, and not relating to any Acquisition Proposal has occurred (such fact, event, change, development or circumstance, an “Intervening Event”) and the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would be a breach of the Company Board’s fiduciary duties under applicable Law, the Company Board or any committee thereof may effect an Adverse Recommendation Change, or (B) the Company receives an Acquisition Proposal, with respect to which no breach of Section 6.4 has occurred, and that the Company Board or any committee thereof determines constitutes a Superior Proposal, the Company may terminate this Agreement pursuant to Section 8.1(c)(ii) to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company may not terminate this

Agreement pursuant to the preceding clause (B) unless the Company has first complied with the provision of Section 6.4(e) and, after so complying, the Company Board or any committee thereof determines that such Acquisition Proposal continues to constitute a Superior Proposal.

(e) The Company Board (or any committee thereof) shall not take any action set forth in Section 6.4(c) unless the Company Board has first (i) (A) in the case of Section 6.4(d)(A), provided written notice to Parent (a “Notice of Intervening Event”) advising Parent of the occurrence of an Intervening Event, which notice shall specify the facts, events, changes, developments and circumstances constituting such Intervening Event, or (B) in the case of Section 6.4(d)(B), provided written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal, identify the Person making such Superior Proposal and include a copy of any relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of two Business Days, and compliance with this Section 6.4(e) with respect to such new notice), and (ii) negotiated, and caused the Company and its Representatives to negotiate, during the three Business Day period following Parent’s receipt of the Notice of Intervening Event or Notice of Superior Proposal (or two Business Day period following an amended proposal), as applicable, or if at the time received by the Company there are less than three Business Days (or two Business Days in connection with an amended proposal) before the Company Shareholders Meeting, as much notice as reasonably practicable (such period, the “Notice Period”), with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement, and (iii) after complying with the preceding clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors), in light of any counteroffer or proposed amendment to the terms of this Agreement during the Notice Period, that, in the case of a Notice of Intervening Event, the failure to do so would continue to be a breach of the Company Board’s fiduciary duties under applicable Law or, in the case of a Notice of Superior Proposal, the Superior Proposal continues to constitute a Superior Proposal.

(f) Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its disclosure obligations under applicable Law; provided, however, that, in either case, any such disclosure constituting an Adverse Recommendation Change must comply with the provisions of Section 6.4(d) and Section 6.4(e).

Section 6.5 Preparation of Proxy Statement; Shareholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. The Company shall use its commercially reasonable efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information.

(b) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Shareholders Meeting”) and (ii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change in accordance with Section 6.4(d), include in the Proxy Statement the recommendation of the Company Board that the shareholders of the Company vote in favor of the approval of this Agreement; provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholders Meeting (but not beyond the Termination Date) only (A) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the Company’s shareholders in advance of a vote on this Agreement and the Merger, as may be required by applicable Law, or (B) with Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), additional time is necessary to solicit additional votes or proxies.

Section 6.6 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, (i) upon reasonable prior written notice, afford to Parent’s Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books and records, and (ii) furnish Parent with all financial, operating and other data and information as Parent shall reasonably request. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would be reasonably expected to, in the reasonable judgment of the Company (after consultation with outside counsel), (i) breach any agreement with any third-party, (ii) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company, or (iii) otherwise violate any applicable Law, including the Antitrust Laws; provided, however, that in each case the Company shall give notice to Parent of the fact that it is withholding such information or documents and thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection.

(b) Each of Parent and Merger Sub will hold and treat and shall cause its Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub pursuant to or in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

Section 6.7 Further Action; Efforts.

(a) Except with respect to matters described in Section 6.7(b), upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate the Merger and the other transactions contemplated hereby at the earliest practicable date.

(b) Except for actions required under Section 6.7(e), upon the terms and subject to the conditions of this Agreement, each of Parent and Merger Sub agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with the Company in order to do, all things necessary, proper or advisable under applicable Regulatory Laws to consummate the Merger at the earliest practicable date, including using reasonable best efforts to: (i) cause the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under Antitrust Laws; (ii) defend all lawsuits and other proceedings by or before any Governmental Entity or by any private party challenging this Agreement or the consummation of the Merger; and (iii) promptly resolve any objection asserted with respect to the Merger or the other transactions contemplated hereby under Regulatory Laws and to prevent the entry of any injunction, decree, ruling, order or other action, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action under Regulatory Laws that would prevent, prohibit, restrict or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(c) In furtherance and not in limitation of the provisions of Section 6.7(a) and 6.7(b), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event with respect to clause (i) below, by no later than ten Business Days after date of this Agreement, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and (ii) any filings necessary, proper or advisable under any other Regulatory Law. Parent shall pay all filing fees and other charges for the filings required under the Regulatory Laws by the Company, Merger Sub and Parent.

(d) Each of Parent and the Merger Sub, on the one hand, and the Company, on the other hand, shall keep the other apprised of the status of matters relating to the completion of the Merger and the other transactions contemplated hereby and work cooperatively in connection with promptly obtaining the approvals of or clearances from each applicable Governmental Entity with respect to the same, including:

(i) liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities relating to the transactions contemplated hereby. To the extent permitted by Law or Governmental Entity, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, will make any notification or filing in relation to the transactions contemplated hereby without first providing the other with a copy of such notification or filing in draft form and giving the other a reasonable opportunity to review and discuss its content before it is filed with the relevant Governmental Entities, and the party making such notification shall consider and incorporate all reasonable comments timely made by the other in this respect and once filed shall promptly furnish the other with a copy of any such notification or filing;

(ii) timely furnishing to each other all information within its possession that is required for any notification or other filing to be made by the other pursuant to applicable Law in connection with the transactions contemplated hereby;

(iii) promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated hereby and ensuring to the extent permitted by Law or Governmental Entity that each party and its legal counsel are given the opportunity to attend and participate in any meetings, discussions with, or other appearances before, whether in person, by telephone or otherwise, any Governmental Entity with respect to the transactions contemplated hereby;

(iv) consulting and cooperating with each other in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to Regulatory Laws with respect to the transactions contemplated hereby; and

(v) without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with each other in defending all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(e) Notwithstanding anything to the contrary set forth in Section 6.7(b), in connection with obtaining any or all (A) expirations of waiting periods under Regulatory

Laws or (B) consents or approvals from any Governmental Entity necessary to consummate the Merger and the other transactions contemplated hereby, Parent shall not be required to effect or commit to: (i) selling, divesting, licensing or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent or its Subsidiaries; (ii) agreeing to sell, divest, license or otherwise convey any particular asset, category, portion or part of an asset or business of the Company or its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) licensing, holding separate or entering into similar arrangements with respect to the assets or business of Parent or its Subsidiaries or the assets or business of the Company or its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iv) terminating any and all existing relationships and contractual rights and obligations relating to any of the assets, categories, portions or parts of an asset or business referred to in the preceding clauses (i)-(iii); and (v) entering into any agreements or stipulating to the entry of an order or decree or filing appropriate applications with any relevant Governmental Entities under Antitrust Laws in connection with any of the foregoing.

Section 6.8 Employment and Employee Benefits Matters; Other Plans.

(a) Without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) may have under any Company Plan, Parent shall cause the Surviving Corporation and each of its Subsidiaries to offer each employee of the Company or any of its Subsidiaries who continues employment with Parent or the Surviving Corporation or its Subsidiaries following the Effective Time (each, a “Continuing Employee”), substantially similar compensation and benefits as are offered to similarly situated employees of Parent. Nothing in this Agreement (i) shall require Parent, the Surviving Corporation or any of their Subsidiaries to continue to employee any particular employee of the Company or a Subsidiary, or (ii) shall be construed to prohibit the Parent, the Surviving Corporation or any of their subsidiaries from amending or terminating any employee benefit plan or program.

(b) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to use reasonable best efforts to, give Continuing Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans) under any employee compensation, incentive and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Continuing Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation (each, a “Parent Plan”) for the Continuing Employees’ service with the Company, its Subsidiaries and their predecessor entities to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use reasonable best efforts to (i) cause there to be waived any pre-existing condition, waiting period or eligibility limitations that would have the effect of denying or delaying coverage to any Continuing Employee or a spouse or dependent of a Continuing Employee (“Covered Persons”) compared to the rights enjoyed by the Covered Persons under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Continuing Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(c) Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending 90 days thereafter, not to effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 affecting in whole or in part any site of employment, facility, operating unit or Company Employee employed by the Company or its Subsidiaries as of the Effective Time.

(d) Notwithstanding the foregoing, nothing herein shall be construed as an amendment of an existing employee benefit plan of Parent or any of its Affiliates. No Company Employee shall have status as a third party beneficiary with respect to enforcing a claim hereunder, and it is expressly acknowledged that the continued employment of each employee of the Company is “at will” and may be terminated by Parent, the Company or the Surviving Corporation, as applicable, or such employees, at any time and for any or no reason.

Section 6.9 Takeover Laws. If any “fair price,” “moratorium,” “control share acquisition” or similar takeover Law (collectively, “Takeover Laws”) is or becomes applicable to this Agreement, the Merger, the Voting Agreements or any of the other transactions contemplated hereby, each of the Company and Parent and their respective board of directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.10 Notification of Certain Matters. The Company and Parent (on behalf of itself and Merger Sub) shall promptly notify each other of (a) any notice or other communication received by such party or its Representatives from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent, Merger Sub or the prompt consummation of the transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relates to or is reasonably expected to affect the prompt consummation of the Merger or the other transactions contemplated hereby, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, has caused or would cause or result in any of the conditions to the Merger set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed, (d) the occurrence or non-occurrence of any event, change, circumstance, effect or state of facts, individually or in the aggregate, that has caused or is reasonably likely to cause any representation or warranty contained in this Agreement of such party to be untrue or inaccurate in any material respect, or (e) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or Representative of the Company, Merger Sub or Parent, as applicable, to comply with any covenant, or agreement to be complied with under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to this Section 6.10 shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

Section 6.11 Indemnification, Exculpation and Insurance.

(a) Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of each present (as of the Effective Time) and former officer, director or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the articles of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case as in effect on the date hereof and in the form previously made available to Parent, shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of seven years after the Effective Time. For the avoidance of doubt, notwithstanding anything contained in Section 2.5, (i) during such seven-year period, Parent and the Surviving Corporation shall not amend, repeal or otherwise modify the Surviving Corporation Articles or the bylaws of the Surviving Corporation in any manner that would affect adversely the rights thereunder of any Indemnified Party to indemnification, exculpation and advancement of expenses, except to the extent required by Law, and (ii) in connection with current pending Actions, including those listed in Schedule 6.11, expenses consistent with the budgets provided to Parent prior to the date hereof shall be deemed reasonable for purposes of advancement of expenses; provided, however, nothing in this clause (ii) shall be deemed to limit the Surviving Corporation’s obligation to advance expenses to which the Indemnified Parties are otherwise entitled or otherwise act as a presumption that attorneys’ fees and expenses in excess of such budgets are not reasonable. From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, assume and perform all rights to indemnification existing in favor of, and all rights of advancement of expenses to, any Indemnified Party as provided in any indemnification or other agreements of the Company as in effect on the date hereof and in the form previously made available to Parent.

(b) For a period of seven years after the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving

Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate to the Indemnified Parties than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 200% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 200% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 200% of such last annual premium. Notwithstanding anything contained herein to the contrary, the Company, at its option, may purchase, at any time prior to the Effective Time, a seven-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering, without limitation, the transactions contemplated hereby. If such prepaid tail policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(c) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.11 shall continue in effect until the final disposition of such Action even if such disposition occurs after the seventh anniversary of the Effective Time.

(d) The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 6.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(e) In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 6.11.

Section 6.12 Rule 16b-3. Prior to the Effective Time, the Company may take such further steps as it determines may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.13 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed, unless so required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, provided that in each such case, the party required to make such disclosure shall use its commercially reasonable efforts to allow the other parties a reasonable time to comment on such release or announcement in advance of such issuance or public disclosure.

Section 6.14 Shareholder Litigation. In the event that any shareholder or derivative claim or Action related to this Agreement, the Merger or the other transactions contemplated by this Agreement is filed, or, to the Knowledge of the Company threatened, against the Company or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent (and in any event within two Business Days) of any such Action or threat and shall keep Parent reasonably informed with respect to the status thereof. The Company shall reasonably consult with Parent with respect to the defense or settlement of any such Action, and no settlement thereof shall be agreed to without Parent’s prior written consent.

Section 6.15 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other applicable legal restraint or prohibition shall be in effect, and no applicable Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c) Antitrust. Any applicable waiting period (and any extension thereof) relating to the transactions contemplated by this Agreement shall have expired or been terminated under the HSR Act and any other Antitrust Law of the jurisdictions set forth in Schedule 7.1(c).

Section 7.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which have not had and would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.2(a) and 7.2(b).

Section 7.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than the representations and warranties in Sections 4.2) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded), and (ii) the representations and warranties in Section 4.2 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.3(a) and 7.3(b).

(d) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Event or Events that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 7.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before December 31, 2013, (the “Termination Date”); provided, however, that if on the Termination Date at least one of the conditions set forth in Section 7.1(b) (as a result of a Regulatory Injunction) or Section 7.1(c) shall not have been satisfied, then at the written election of Parent or the Company, the Termination Date may be extended to February 28, 2014 (and in the case of such an extension, any reference to the Termination Date in any other provision of this Agreement shall be a reference to the Termination Date, as extended); provided, further, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party (which shall, in the case of Parent, include Merger Sub) set forth in this Agreement shall have been the direct cause of, or resulted directly in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 6.7; or

(iii) if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.2 and (B) cannot be cured by the Termination Date; provided, that, if curable, the Company shall have given Parent written notice, delivered at least 30 days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any of its covenants or agreements set forth in this Agreement;

(ii) at any time prior to the receipt of the Company Shareholder Approval, in order to enter into an agreement for a transaction that is a Superior Proposal, if (A) the Company has complied with the provisions of Section 6.4 with respect to such Superior Proposal and (B) prior to or concurrently with such termination, the Company pays the fee due under Section 8.3;

(d) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 7.1 or 7.3 and (B) cannot be cured by the Termination Date; provided, that, if curable, Parent shall have given the Company written notice, delivered at least 30 days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements set forth in this Agreement; or

(ii) the Company Board shall have effected an Adverse Recommendation Change.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party.

Section 8.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement and the provisions of Section 4.20 and 5.10 (Brokers), Section 6.13 (Public Announcements), this Section 8.2 (Effect of Termination), Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Entire Agreement), Section 9.4 (Parties in Interest), Section 9.5 (Governing Law), Section 9.6 (Submission to Jurisdiction), Section 9.9 (Assignment; Successors), Section 9.10 (Enforcement), Section 9.11 (Severability), Section 9.12 (Waiver of Jury Trial), 9.13 (Attorney’s Fees) and Section 9.15 (No Presumption Against Drafting Party) of this Agreement shall survive the termination hereof; provided, however, that none of Parent, Merger Sub or the Company shall be released from (i) any liabilities or damages arising out of a Willful Breach of any covenant or agreement set forth in this Agreement or fraud, or (ii) payment of any fees and expenses set forth in Section 8.3.

Section 8.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 8.3 and Section 6.7(c) and 9.13, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that the expenses (other than attorney’s fees) incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) shall be shared equally by Parent and the Company.

(b) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) and (A) at any time after the date of this Agreement and prior to the termination under Section 8.1(b)(i) or the taking of a vote to approve this Agreement at the Company Shareholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 8.1(b)(iii)), an Acquisition Proposal shall have been publicly announced or publicly made known to the shareholders of the Company and not publicly withdrawn in good faith prior to such termination under Section 8.1(b)(i) or such vote to adopt this Agreement, as applicable, and (B) within six months after such termination, the Company shall have consummated, or entered into a definitive agreement with respect to, an Acquisition Proposal (provided, that for purposes of this Section 8.3(b)(i), the references to “25% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii)

then, in any such case, the Company shall pay Parent a termination fee of $9,400,000 (the “Termination Fee”), it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event that (i) this Agreement is terminated by the Company or Parent (A) pursuant to Section 8.1(b)(ii) due to a Regulatory Injunction or (B) pursuant to Section 8.1(b)(i), and (ii) the conditions set forth in Section 7.1(a), Section 7.1(b) (other than with respect to a Regulatory Injunction) and Section 7.3 are satisfied as of the date of such termination (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Parent shall pay the Company a termination fee of $17,000,000 (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d) Payment of the Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent (i) prior to or concurrently with the consummation of the applicable Acquisition Proposal referenced in Section 8.3(b)(i)(B) in the case of a Termination Fee payable pursuant to Section 8.3(b)(i), (ii) prior to or concurrently with such termination, in the case of termination by the Company pursuant to Section 8.1(c)(ii) or (iii) within two Business Days after termination by Parent pursuant to Section 8.1(d)(ii). Payment of the Parent Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company, in the case of termination of this Agreement by Parent, concurrently with such termination and, in the case of termination of this Agreement by the Company, within three Business Days after such termination.

(e) The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against the Company or Parent, as the case may be, for the amounts set forth in this Section 8.3, the Company or Parent, as the case may be, shall pay to the Company or Parent, as the case may be, its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment, at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(f) The parties agree that, except pursuant to Section 8.2(i), (i) in the event that the Company has paid the Termination Fee as set forth in this Section 8.3, the Company shall have no further liability or obligation (whether at Law or in equity, in contract, tort or otherwise) to Parent or Merger Sub of any kind in respect of this Agreement, the transactions contemplated hereby or the termination thereof, and (ii) in the event that Parent has paid the Parent Termination Fee as set forth in this Section 8.3, Parent shall have no further liability or obligation (whether at Law or in equity, in contract, tort or otherwise) to the Company of any kind in respect of this Agreement, the transactions contemplated hereby or the termination thereof.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties hereto which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, email or otherwise (provided that any notice received by facsimile transmission, email or otherwise at the addressee’s location on any day that is not a Business Day or on any Business Day after 5:00 pm (local time) shall be deemed to have been received at 9:00 am (local time) on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized international next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to Parent, Merger Sub or the Surviving Corporation, to:

Western Digital Corporation

3355 Michelson Drive, Suite 100

Attention: Michael Ray

Facsimile: (949) 672-9612

E-mail: Michael.Ray@wdc.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111-5994

Attention: Steve L. Camahort and Jeffrey C. Wolf

Facsimile: 415-616-1199

E-mail: scamahort@shearman.com and

jwolf@shearman.com

(ii)	if to the Company, to:

sTec, Inc.

3001 Daimler Street

Santa Ana, CA 92705-5812

Attention: Chief Legal Officer and General Counsel

Facsimile: 949-417-0609

E-mail: rsaman@stec-inc.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California 92612

Attention: Michelle A. Hodges

Facsimile: (949) 475-4703

E-mail: mhodges@gibsondunn.com

Section 9.3 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.4 Parties in Interest

(a) Nothing in this Agreement is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, other than (i) after the Effective Time, with respect to Section 6.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof, (ii) after the Effective Time, the rights of holders of Shares to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (iii) after the Effective Time, the rights of holders of Company Stock Options and Company RSUs to receive the payments contemplated by the applicable provisions of Section 3.2 in accordance with the terms and conditions of this Agreement; provided, however, nothing contained in this Section 9.4 shall limit the ability of the Company to amend this Agreement prior to the Effective Time pursuant to Section 9.7.

(b) Notwithstanding the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters. Accordingly, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.5 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of

Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware, provided, that the laws of the State of California shall govern with respect to California corporate law issues.

Section 9.6 Submission to Jurisdiction. Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in a federal or state court located within Orange County, California. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees not to commence any Action arising out of or relating to this Agreement or the transactions contemplated hereby except in the courts described above in Orange County, California, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Orange County, California as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Orange County, California as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.7 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by their respective boards of directors at any time prior to the Effective Time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed by each of the parties.

Section 9.8 Extension of Time; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other, (b) waive any inaccuracies in the representations and warranties of the other set forth in this Agreement or any document delivered pursuant hereto, or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other contained herein; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. Any agreement on the part of a party hereto to any such waiver shall be valid only if expressly set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.10 Enforcement. The parties hereto agree that irreparable damage would occur and the parties hereto would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties hereto agree that each of the Company, Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement; provided, however, that following the termination of this Agreement in accordance with Section 8.1, the parties hereto shall only be entitled to specific performance of the obligations of the respective parties under Section 6.6 or Section 8.3. Without limiting the foregoing, in circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub acknowledge that the Company shall be entitled to enforce specifically the obligations of Parent and Merger Sub to consummate the Merger. Any such Action shall be in addition to any other remedy to which such party is entitled at Law or in equity and the exercise of such remedy shall not preclude the exercise of any other remedy. Each of the parties hereto hereby further waives (a) any defense in any Action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Each of the parties hereto acknowledges that the agreements contained in this Section 9.10 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement.

Section 9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party (which shall include the Company, on behalf of itself and on behalf of the holders of Shares as third-party beneficiaries under Section 9.4), such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.12 Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO AGENT, ATTORNEY OR OTHER REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13 Attorneys’ Fees. In any Action arising out of or relating to this Agreement brought by any party (which shall include any Action by the Company, on behalf of itself or on behalf of the holders of Shares as third-party beneficiaries under Section 9.4) against any other party, the prevailing party in such Action shall be entitled to receive its reasonable attorneys’ fees and expenses and all other costs and expenses incurred in connection with such Action.

Section 9.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and Parent and Merger Sub, on the one hand, and the Company, on the other hand, have delivered to the other. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.15 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 9.16 Parent Guarantee. Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. This is a guarantee of payment and performance and not of collectability. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.15.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTERN DIGITAL CORPORATION

By:	/s/ Wolfgang U. Nickl
	Name:	Wolfgang U. Nickl
	Title:	Executive Vice President and
Chief Financial Officer

LODI VENTURES, INC.

By:	/s/ Mark Long
	Name:	Mark Long
	Title:	President

STEC, INC.

By:	/s/ Mark Moshayedi
	Name:	Mark Moshayedi
	Title:	CEO

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER